Exhibit 99.1

Jumia reports First Quarter 2019 Results

GMV grew by 58%, leading to a 102% increase in Marketplace revenue

Jumia continued to deliver cost efficiency improvements

JumiaPay entered into a strategic partnership with Mastercard who also made a €50 million investment in Jumia

Lagos, 13 May 2019 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the Company) announced today its financial results for the quarter ended March 31, 2019.

“Jumia delivered excellent results during the first quarter of 2019: strong GMV growth of 58% leading to 102% growth in marketplace revenue, year-on-year improvement of 356 basis points of Operating loss as a percentage of GMV and further development of JumiaPay, highlighted by the investment by and partnership with Mastercard”, said Sacha Poignonnec and Jeremy Hodara, co-CEOs of Jumia. “We believe that Jumia is increasingly relevant for consumers and sellers in Africa. Looking ahead, we remain focused on our core operations, driving consumer adoption and engagement on our marketplace, increasing the penetration of JumiaPay, while continuing to improve our financial profile and making a sustainable impact on the continent.”

Business highlights

•

The €50 million investment by Mastercard into Jumia, in a concurrent private placement with our Initial Public Offering, marked another milestone in the development of JumiaPay and a validation of its potential. We are partnering with Mastercard on a number of initiatives, including the development and marketing of co-branded products (i.e., cards, virtual cards and quick response codes).

•

In the first quarter of 2019, our marketplace continued to gain depth and diversity as we focused on attracting quality sellers to our platform and providing our consumers with an expanding range of products and services. An example of this strategy is the partnership we announced this quarter with the technology leader Xiaomi. As part of this partnership, we are opening the Mi official store on our platform with the ability to offer a number of Xiaomi products on an exclusive basis. This demonstrates the attractiveness of Jumia as a destination of choice for high profile international brands, giving them access to millions of potential consumers in Africa with one partnership.

Financial highlights

•

Gross Merchandise Volume (“GMV”) grew this quarter by 58% on a yearly basis, on the back of strong marketplace growth, leading to a 102% increase this quarter in Marketplace revenue on a yearly basis. Our strong GMV growth combined with the attractive value proposition we offer both sellers and consumers are a key engine of monetization, which we derive from diversified revenue streams such as Commissions, Fulfillment, Value Added Services, Marketing and Advertising services.

•

Gross Profit margin as a percentage of GMV increased from 5.6% in the first quarter of 2018 to 6.5% this quarter, as a result of the increased GMV monetization rate. Our Gross Profit also exceeded Fulfillment expense this quarter.

•

We continue to have a strong focus on cost efficiency. Leveraging our strong brand awareness and highly localized marketing approach, we have been able to gain 205bps of marketing efficiency this quarter, bringing the Sales & Advertising expense from 7.2% of GMV in the first quarter of 2018 to 5.1% in the first quarter of 2019.

•	Adjusted EBITDA loss as a percentage of GMV improved from negative 19.8% in the first quarter of 2018 to negative 16.4% in the first quarter of 2019.

Selected Operational KPIs

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
GMV[1] (€ million)	152	166	198	311	240
LTM Active Consumers[2] (million)	3.0	3.2	3.5	4.0	4.3

[1]	GMV corresponds to the total value of orders including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.
[2]	Active Consumers means unique consumers who placed an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns

•	GMV increased by 57.6% from €152 million in the first quarter of 2018 to €240 million in the first quarter of 2019, on the back of strong growth of both Active Consumers and spend per Active Consumer.

•

The number of Active Consumers at March 31st, 2019 was 4.3 million, up from 3.0 million a year ago. We believe that a major driver of our Active Consumers growth is the continued expansion of our product offering and the growing relevance of our platform, which drives consumer adoption and engagement.

Selected Financial Information

1.	Revenue

The following table shows a breakdown of revenue, for the first quarters of 2018 and 2019.

	For the three months ended March 31st		YoY Change
(€ million)	2018	2019
Marketplace revenue	7.9	16.0	102.3%

Commissions	2.8	5.5	95.5%
Fulfillment	2.3	5.0	116.1%
Marketing	0.3	0.9	200.7%
Value Added Services	2.5	4.6	85.8%
First Party revenue	19.8	15.6	(21.2%)

Platform revenue	27.7	31.7	14.1%

Non-Platform revenue	0.6	0.2	(68.1%)

Revenue	28.3	31.8	12.3%

•

First Party/Marketplace mix. Our primary sources of revenue are commissions and fees generated from third-party sales (“Marketplace revenue” or “Revenue related to third-party sales”) and revenue from sales of goods we undertake ourselves (“First Party revenue” or ““Revenue related to first-party sales”). Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales mix are largely eliminated at the Gross profit level. Over time, it is our goal to reduce the proportion of first party activity in favor of third-party activity at group level. This strategy may however vary from quarter to quarter and from country to country.

•

Marketplace revenue increased by 102.3% in the first quarter of 2019 compared to the first quarter of 2018, on the back of strong revenue growth across all components of Marketplace revenue, demonstrating our ability to monetize the platform as we continue to grow overall GMV.

○	Commissions, which are charged to our sellers, grew by 95.5%

○	Fulfillment, which are delivery fees charged to consumers, grew by 116.1%

○	Value Added Services, which include revenue from services charged to our sellers such as logistics services, packaging, or content creation, grew by 85.8%

○	Marketing and advertising, which include performance marketing campaigns, or the placement of banners on our platform, grew by 200.7%

•

First Party revenue decreased by 21.2% as we conducted fewer sales of goods on a first party basis. We undertake our first party activity in an opportunistic manner to complement the breadth of product assortment on our platform, usually in areas where we see unmet consumer demand.

2.	Gross Profit

	For the three months ended March 31st		YoY Change
(€ million)	2018	2019
Gross profit	8.6	15.7	82.3%

As % of GMV	5.6%	6.5%

Gross profit increased by 82.3% from €8.6 million in the first quarter of 2018 to €15.7 million in the first quarter of 2019, primarily due to an increase in Marketplace revenue.

Gross profit margin as a percentage of GMV increased from 5.6% in the first quarter of 2018 to 6.5% in the first quarter of 2019 as a result of increased platform monetization.

3.	Fulfillment Expense

	For the three months ended March 31st		YoY Change
(€ million)	2018	2019
Fulfillment expense	(9.6)	(15.2)	59.4%

As % of GMV	6.3%	6.3%

Fulfillment expense includes expenses related to services of third-party logistics providers, expenses related to our network of warehouses and pick-up stations, including employee benefit expenses. Fulfillment expense is influenced by a number of factors including:

•	The origin of the goods, for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller

•	The destination of the package and type of delivery, for example main city vs. secondary city vs. rural area, and home delivery vs. pick-up station

•	The type of goods, for example the cost of delivery is higher for a large home appliance than a fashion accessory

Despite an increase this quarter in the freight and shipping expense portion of Fulfillment expense, as a result of higher proportion of cross-border sales, our Gross Profit exceeded Fulfillment expense this quarter.

4.	Sales & Advertising Expense

	For the three months ended March 31st		YoY Change
(€ million)	2018	2019
Sales & Advertising expense	10.9	12.3	12.5%

As % of GMV	7.2%	5.1%

Our Sales and Advertising expense increased by 12.5% to €12.3 million in the first quarter of 2019 from €10.9 million in the first quarter of 2018, while we were able to increase our GMV by 57.6% over the same period. As a result, Sales and Advertising expense as a percentage of GMV, decreased from 7.2% in the first quarter of 2018 to 5.1% in the first quarter of 2019, demonstrating the relevance of our marketing strategy as well as the continuous user adoption of our platform.

5.	General and Administrative Expense, Technology and Content Expense

	For the three months ended March 31st		YoY Change
(€ million)	2018	2019
General and Administrative (“G&A”) expense	17.4	27.8	59.9%
Share-Based Compensation (“SBC”) expense	(3.6)	(4.3)	18.2%

G&A expense, excluding SBC	13.7	23.5	71.0%

As % of GMV	9.0%	9.8%

Technology & Content expense	5.1	5.9	15.3%

As % of GMV	3.3%	2.4%

G&A, Technology & Content expense, excluding SBC	18.8	29.3	55.9%

As % of GMV	12.3%	12.2%

General and Administrative expense contains wages and benefits, including share-based payment expense of management, as well as seller management, commercial development, accounting and legal staff, consulting expense, audit expense, office rent and related utilities, insurance and other overhead expense.

General and Administrative expense excluding SBC increased by 71.0% from €13.7 million in the first quarter of 2018 to €23.5 million in the first quarter of 2019. As a percentage of GMV, General &

Administrative expense excluding SBC, increased from 9.0% in the first quarter of 2018 to 9.8% in the first quarter of 2019, as the improvements due to operating leverage were more than offset by non-recurring expenses concomitant with the IPO.

Technology and Content expense increased by 15.3% from €5.1 million in the first quarter of 2018 to €5.9 million in the first quarter of 2019. As a percentage of GMV, Technology and content expense, decreased from 3.3% in the first quarter of 2018 to 2.4% in the first quarter of 2019, as a result of operating leverage.

6.	Operating Loss and Adjusted EBITDA

	For the three months ended March 31st
(€ million)	2018	2019
Operating loss	(34.3)	(45.5)
Depreciation and amortization	0.5	1.7
Share-Based Compensation (“SBC”) expense	3.6	4.3

Adjusted EBITDA	(30.2)	(39.5)

As % of GMV	(19.8%)	(16.4%)

Adjusted EBITDA loss, as a percentage of GMV improved from negative 19.8% in the first quarter of 2018 to negative 16.4% in the first quarter of 2019 as a result of a higher gross profit margin as a percentage of GMV, marketing efficiencies and operating leverage improving Technology & Content expense as a percentage of GMV.

On January 1, 2019, we adopted IFRS 16 accounting guidance amending the accounting for leases. This led to a reduction of G&A by approximately €1.1 million in the first quarter of 2019 and an increase in Depreciation and amortization by approximately €1.3 million, resulting in a positive impact on Adjusted EBITDA of €1.1 million in the first quarter of 2019 and a negative impact on Operating loss of €0.2 million. Prior period amounts were not retrospectively adjusted.

7.	Net IPO Proceeds

As of March 31st, 2019, we had €132.2 million of Cash and cash equivalent on the balance sheet.

After the balance sheet date, we completed our Initial Public Offering. The net proceeds from our Initial Public Offering, the investment by Mastercard, the issuance of anti-dilution shares to certain of our existing shareholders and the exercise by the underwriters of their option to purchase additional ADRs added $280.2 million to our cash and cash equivalents in April 2019.

Conference Call and Webcast information

Jumia will host a conference call today, May 13, 2019 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-888-317-6016

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income for the quarters ended March 31, 2019 and 2018

	For the three months ended
	March 31 2019	March 31 2018
In millions of EUR
Revenue	31.8	28.3
Cost of revenue	16.2	19.8

Gross profit	15.7	8.6

Fulfillment expense	15.2	9.6
Sales and advertising expense	12.3	10.9
Technology and content expense	5.9	5.1
General and administrative expense	27.8	17.4
Other operating income	0.1	0.1
Other operating expense	0.0	0.0

Operating loss	(45.5)	(34.3)

Finance income	0.6	0.6
Finance costs	0.8	0.3

Loss before Income tax	(45.7)	(34.0)

Income tax expense	0.1	0.1

Loss for the period	(45.8)	(34.1)

Attributable to:
Equity holders of the Company	(45.7)	(33.6)
Non-controlling interests	(0.1)	(0.5)

Loss for the period	(45.8)	(34.1)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations – net of tax	(11.9)	6.6
Other comprehensive income / (loss) on net investment in foreign operations – net of tax	12.2	(6.6)

Other comprehensive loss	0.4	(0.1)

Total comprehensive loss for the period	(45.4)	(34.2)

Attributable to:
Equity holders of the Company	(45.4)	(33.7)
Non-controlling interests	(0.1)	(0.4)

Total comprehensive loss for the period	(45.4)	(34.2)

(UNAUDITED)

Consolidated Statement of financial position as of March 31, 2019 and December 31, 2018

	As of
In millions of EUR	March 31 2019	December 31 2018
Assets

Non-current assets
Property and equipment	15.5	5.0
Intangible assets	0.1	0.2
Deferred tax assets	0.2	0.2
Other non-current assets	1.4	1.3

Total Non-current assets	17.2	6.6

Current assets
Inventories	11.0	9.4
Trade and other receivables	13.3	13.0
Other taxes receivable	5.5	4.9
Prepaid expense and other current assets	12.6	7.4
Cash and cash equivalents	132.2	100.6

Total Current assets	174.7	135.4

Total Assets	191.9	142.0

Equity and Liabilities

Equity
Share capital	100.1	0.1
Share premium	820.9	845.8
Other reserves	70.8	66.1
Accumulated losses	(910.6)	(862.0)

Equity attributable to the equity holders of the Company	81.1	50.0
Non-controlling interests	(0.2)	(0.1)

Total Equity	80.9	49.8

Liabilities
Non-current liabilities	0.0	0.0
Non-current borrowings	6.0	0.0

Total Non-current liabilities	6.0	0.0

Current liabilities
Borrowings	3.4	0.0
Trade and other payables	58.6	47.7
Income tax payables	0.1	0.1
Other taxes payable	7.6	7.4
Provisions for liabilities and other charges	31.3	30.4
Deferred income	3.9	6.5

Total Current liabilities	104.9	92.2

Total Liabilities	110.9	92.2

Total Equity and Liablities	191.9	142.0

(UNAUDITED)

Consolidated statement of cash flows for the quarters ended March 31, 2019 and 2018

	For the three months ended
In millions of EUR	March 31 2019	March 31 2018
Loss before Income tax	(45.7)	(34.0)

Depreciation and amortization	1.7	0.5
Impairment losses on loans, receivables and other assets	0.5	0.3
Impairment losses on obsolete inventories	0.2	(0.0)
Share-based payment expense	4.3	3.6
Loss/(Gain) on disposal of property, equipments and intangible assets	0.0	0.0
(Gain) /Loss on disposal of financial assets	0.0	0.0
Net accrued interest and similar (income)/expense	0.2	(0.0)
Net unrealized foreign exchange (gain)/loss	(0.1)	(0.4)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(7.3)	0.6
(Increase)/Decrease in inventories	(1.7)	0.8
Increase/(Decrease) in trade and other payables, prepayments and VAT payables	8.0	(4.7)
Change in provision for other liabilities and charges	0.6	(0.0)
Income taxes paid	(0.1)	0.1

Net cash flows used in operating activities	(39.3)	(33.1)

Cash flows from investing activities
Purchase of property and equipment	(0.7)	(0.5)
Proceeds from sale of property and equipment	0.0	0.0
Purchase of intangible assets	0.0	(0.0)
Consolidated securities investment	(0.0)	0.0
Purchase of financial assets	(0.0)	0.0
Movement in other non-current assets	0.1	(0.3)

Net cash flows used in investing activities	(0.7)	(0.8)

Cash flows from financing activities
Proceeds from borrowings	0.0	0.0
Financial interest paid	(0.3)	0.0
Payment of lease liabilities	(0.8)	0.0
Capital contributions	75.0	24.0
Expenses reclassed to Equity	(2.7)	0.0

Net cash flows from financing activities	71.2	24.0

Net increase in cash and cash equivalents	31.2	(9.9)

Effect of exchange rate changes on cash and cash equivalents	0.4	(0.4)

Cash and cash equivalents at the beginning of the period	100.6	29.7

Cash and cash equivalents at the end of the period	132.2	19.4

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including GMV and Active Consumers. We define GMV, Active Consumers and Adjusted EBITDA as follows:

GMV corresponds to the total value of orders including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

Active Consumers means unique consumers who placed an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following tables provide a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31st
(€ million)	2018	2019
Loss for the period	(34.1)	(45.8)

Income tax expense	0.1	0.1
Finance costs	0.3	0.8
Finance income	(0.6)	(0.6)
Depreciation and amortization	0.5	1.7
Share-based payment expense	3.6	4.3

Adjusted EBITDA	(30.2)	(39.5)